Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2016 AND DECEMBER 31, 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

	March 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$267,546	$289,676
Restricted cash	8,051	15,330
Accounts receivable, net	37,052	45,461
Due from related companies (Note 2)	6,008	4,169
Advances and other	12,295	14,132
Vessels held for sale (Note 3)	68,290	67,255
Inventories	13,530	14,410
Prepaid insurance and other	1,375	1,765
Current portion of financial instruments-Fair value (Notes 6, 11)	171	28

Total current assets	414,318	452,226

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6, 11)	375	126
FIXED ASSETS (Note 3)
Advances for vessels under construction	402,285	371,238
Vessels	2,813,951	2,748,330
Accumulated depreciation	(719,722)	(695,044)

Vessels’ Net Book Value	2,094,229	2,053,286

Total fixed assets	2,496,514	2,424,524

DEFERRED CHARGES, net (Note 4)	16,219	15,290

Total assets	$2,928,426	$2,893,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$287,385	$318,224
Payables	35,246	33,264
Due to related companies (Note 2)	3,362	1,740
Dividends payable	6,894	—
Accrued liabilities	28,945	29,363
Unearned revenue	5,054	12,277
Current portion of financial instruments - Fair value (Note 6, 11)	5,765	5,706

Total current liabilities	372,651	400,574

LONG-TERM DEBT, net of current portion (Note 5)	1,129,864	1,074,339
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6, 11)	5,715	3,181
STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding at March 31, 2016 and December 31, 2015.	7,400	7,400
Common stock, $ 1.00 par value; 185,000,000 shares authorized at March 31, 2016 and December 31, 2015; 87,338,652 shares issued and 87,338,652 shares issued and outstanding at December 31, 2015; and 87,338,652 shares issued and 87,338,652 shares issued and outstanding at March 31, 2016.	87,339	87,339
Additional paid-in capital	752,001	752,001
Cost of treasury stock	(6,770)	—
Accumulated other comprehensive loss	(13,284)	(10,727)
Retained earnings	582,025	567,464

Total Tsakos Energy Navigation Limited stockholders’ equity	1,408,711	1,403,477
Noncontrolling Interest	11,485	11,595

Total stockholders’ equity	1,420,196	1,415,072

Total liabilities and stockholders’ equity	$2,928,426	$2,893,166

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended March 31
	2016	2015
VOYAGE REVENUES:	$122,091	$148,867
EXPENSES:
Voyage expenses	22,453	34,550
Vessel operating expenses	34,898	35,979
Depreciation and amortization of deferred dry-docking costs	26,169	26,088
General and administrative expenses	5,432	6,554

Total expenses	88,952	103,171

Operating income	33,139	45,696

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(7,947)	(8,487)
Interest income	112	53
Other, net	11	(3)

Total other expenses, net	(7,824)	(8,437)

Net income	25,315	37,259
Less: Net loss attributable to the noncontrolling interest	110	22

Net income attributable to Tsakos Energy Navigation Limited	$25,425	$37,281

Effect of preferred dividends	(3,969)	(2,109)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	21,456	35,172
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.25	$0.42

Weighted average number of shares, basic and diluted	86,632,949	84,712,295

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2016	2015
Net income	$25,315	$37,259
Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized loss on interest rate swaps, net	(2,557)	(2,391)

Comprehensive income	22,758	34,868

Less: comprehensive loss attributable to the noncontrolling interest	110	22

Comprehensive income attributable to Tsakos Energy Navigation Limited	$22,868	$34,890

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

								Accumulated
			Additional					Other	Tsakos Energy		Total
	Preferred	Common	Paid-in	Treasury stock			Retained	Comprehensive	Navigation	Noncontrolling	Stockholders’
	Shares	Shares	Capital	Shares	Amount		Earnings	Income (Loss)	Limited	Interest	Equity
BALANCE, January 1, 2015	$4,000	$84,712	$650,536		$		$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912
Net income/(loss)							37,281		37,281	(22)	37,259
- Common dividends declared ($0.06 per share)							(5,084)		(5,084)		(5,084)
- Dividends paid on Series B preferred shares							(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares							(1,109)		(1,109)		(1,109)
- Other comprehensive loss								(2,391)	(2,391)		(2,391)

BALANCE, March 31, 2015	$4,000	$84,712	$650,536	—		$—	$467,653	$(12,681)	$1,194,220	$11,367	$1,205,587

BALANCE, January 1, 2016	$7,400	$87,339	$752,001	—		$—	$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072
Net income/(loss)							25,425		25,425	(110)	25,315
- Purchases of Treasury stock				1,187		(6,770)			(6,770)		(6,770)
- Common dividends declared ($0.08 per share)							(6,894)		(6,894)		(6,894)
- Dividends paid on Series B preferred shares							(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares							(1,110)		(1,110)		(1,110)
- Dividends paid on Series D preferred shares							(1,860)		(1,860)		(1,860)
- Other comprehensive income (loss)								(2,557)	(2,557)		(2,557)

BALANCE March 31, 2016	$7,400	$87,339	$752,001	1,187		$(6,770)	$582,025	$(13,284)	$1,408,711	$11,485	$1,420,196

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2016	2015
Cash Flows from Operating Activities:
Net income	$25,315	$37,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred dry-docking costs	26,169	26,088
Amortization of loan fees	333	294
Change in fair value of derivative instruments	(394)	(2,702)
Payments for dry-docking	(3,353)	(915)
(Increase) Decrease in:
Receivables, net	8,407	(5,688)
Inventories	880	(864)
Prepaid insurance and other	390	562
Increase (Decrease) in:
Payables	3,604	(1,804)
Accrued liabilities	(418)	4,732
Unearned revenue	(7,223)	(1,549)

Net Cash provided by Operating Activities	53,710	55,413

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(31,047)	(42,839)
Vessel acquisitions and/or improvements	(65,686)	(1,016)

Net Cash used in Investing Activities	(96,733)	(43,855)

Cash Flows from Financing Activities:
Proceeds from long-term debt	100,686	20,960
Financing costs	(264)	(6)
Payments of long-term debt	(76,068)	(29,933)
Decrease in restricted cash	7,279	2,277
Purchase from treasury stock, net	(6,770)	—
Cash dividends	(3,970)	(7,193)

Net Cash provided by/(used in) Financing Activities	20,893	(13,895)

Net decrease in cash and cash equivalents	(22,130)	(2,337)
Cash and cash equivalents at beginning of period	289,676	202,107

Cash and cash equivalents at end of period	$267,546	$199,770

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

The consolidated balance sheet as of December 31, 2015 has been derived from the audited financial statements included in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 5, 2016 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report, on Form 20-F for the year ended December 31, 2015. There have been no material changes to these policies in the three-month period ended March 31, 2016, except for as discussed below:

(a)	Debt issuance costs: In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 — Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Previous guidance generally required entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements.

On January 1, 2016, the Company adopted ASU No. 2015-03 — Interest – Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs, net of accumulated amortization, as a reduction of long-term debt and capital lease obligation. In order to conform with the current period presentation, the Company has reduced Deferred charges, net by $7,531 and has decreased the amount of the related current and non-current obligations by $1,336 and $6,195, respectively on the consolidated balance sheet as of December 31, 2015 (see Notes 5 and 6). This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

(b)	On January 1, 2016, the Company adopted ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

(c)	On January 1, 2016, the Company adopted ASU No. 2015-16 Business Combination (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

New accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments – Overall (Subtopic 825-10) which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-07—Investments—Equity Method and Joint Ventures (Topic 323) to simplify the accounting for equity method investments which eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. This update is effective for all entities for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the guidance in ASU 2014-09 and has the same effective date as the original standard. On August 12, 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014), outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing which is intended to clarify how an entity should evaluate the nature of its promise in granting a license of IP, which will determine whether it recognizes revenue over time or at a point in time. This standard is effective for public entities with annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended March 31,
	2016	2015
Tsakos Shipping and Trading S.A. (commissions)	1,511	1,867
Tsakos Energy Management Limited (management fees)	4,029	4,040
Tsakos Columbia Shipmanagement S.A.	470	550
Argosy Insurance Company Limited	2,282	2,396
AirMania Travel S.A.	992	1,041

Total expenses with related parties	9,284	9,894

Balances due from and to related parties are as follows:

	March 31, 2016	December 31, 2015
Due from related parties
Tsakos Columbia Shipmanagement Ltd.	6,008	4,169

Total due from related parties	6,008	4,169

Due to related parties
Tsakos Energy Management Limited	163	61
Tsakos Shipping and Trading S.A	984	982
Argosy Insurance Company Limited	1,841	410
AirMania Travel S.A.	374	287

Total due to related parties	3,362	1,740

There is also at March 31, 2016 an amount of $764 ($776 at December 31, 2015) due to Tsakos Shipping and Trading S.A. and $50 ($124 at December 31, 2015) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In the first quarter of 2016 and 2015 monthly fees for operating vessels are $27.5, $20.4 for vessels chartered in and on a bare-boat basis, $35.8 for the LNG carrier and $35.0 for the DP2 shuttle tankers. From the above fees, the amount of $25.8 and $12.0 per vessel is payable to a third party manager for the LNG carrier, Neo Energy and the suezmax tanker Eurochampion. The amount of $13.9 per month was payable to a third party manager for the VLCC Millennium until November 5, 2015 when the vessel entered into a bare-boat charter.

In addition to the Management fee, the Management agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In the first quarter of 2015 an award of $1,142 was granted to the Management Company and is included in General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive Income. No such award was granted in the first quarter of 2016.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days’ notice, and the Holding Company would be obligated as at March 31, 2016 to pay the Management Company an amount of approximately $179,362, calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at March 31, 2016, are:

Year	Amount
April to December 2016	15,005
2017	20,701
2018	20,918
2019	20,989
2020	20,989
2021 to 2026	114,530

213,132

Management fees for vessels are included in General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. These fees in total amounted to $918 and $755 during the three months ended March 31, 2016 and 2015, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first quarter of 2016 and 2015 there were no such changes. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first quarter of 2016 no such fee was charged. In November, 2015, the Company chartered the VLCC Millennium to a client company of Tsakos Shipping for a period of approximately three years.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

On February 5, 2016, the Company acquired the suezmax tanker Decathlon for $64,908 from a third-party. There were no vessel acquisitions in the first quarter of 2015.

Held for sale

At March 31, 2016, and December 31, 2015, the suezmaxes Eurochampion 2004 and Euronike were classified as held for sale.

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $16,219 and $15,290, at March 31, 2016 and December 31, 2015, respectively. Amortization of deferred dry-docking costs was $1,452 during the first quarter of 2016 and $1,395 during the first quarter of 2015 and is included in the depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Comprehensive income.

5.	Long –Term Debt

	March 31, 2016	December 31, 2015
Facility
(a) Credit Facilities	479,936	538,208
(b) Term Bank Loans	944,776	861,886

Total	1,424,712	1,400,094
Less deferred finance costs, net	(7,463)	(7,531)

Total long-term debt	1,417,249	1,392,563
Less current portion of debt	(288,775)	(319,560)
Add deferred finance costs, current portion	1,390	1,336

Total long-term portion, net of current portion and deferred finance costs	1,129,864	1,074,339

(a)	Credit facilities

As at March 31, 2016, the Company had four open revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between June 2016 and April 2019. At March 31, 2016 there was no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2016, interest on these facilities ranged from 1.31% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2016 amounted to $944,776. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between July 2016 and February 2025. Interest rates on the outstanding loans as at March 31, 2016 are based on LIBOR plus a spread. At March 31, 2016, interest on these term bank loans ranged from 2.02% to 4.37%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2016	2.59%
Three months ended March 31, 2015	2.22%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $78,572 at March 31, 2016 and $74,110 at December 31, 2015, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period an aggregate credit balance in a deposit account of $3,250 and two other loan agreements a monthly pro rata transfer to a retention account of any principal due, but unpaid.

As at March 31, 2016 and December 31, 2015, the Company and its wholly and majority owned subsidiaries were compliant with the original financial covenants in its loan agreements, including the leverage ratio and the value-to-loan requirements and all other terms and covenants.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of March 31, 2016, the Company’s working capital (non-restricted net current assets), amounted to $33,616 ($34,984 at December 31, 2015).

The annual principal payments required to be made after March 31, 2016, are as follows:

Period/Year	Amount
April to December 2016	247,199
2017	210,295
2018	294,921
2019	186,968
2020	159,546
2021 and thereafter	325,783

1,424,712

6.	Interest and Finance Costs, net

	Three months ended March 31, 2016	Three months ended March 31, 2015
Interest expense	8,917	7,728
Less: Interest capitalized	(1,271)	(628)

Interest expense, net	7,646	7,100
Bunkers swap cash settlements	266	2,983
Amortization of loan fees	333	294
Bank charges	61	37
Finance project costs expensed	—	859
Change in fair value of non-hedging financial instruments	(359)	(2,786)

Net total	7,947	8,487

At March 31, 2016, the Company was committed to six floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $260,983 maturing from April 2016 through March 2021, on which it pays fixed rates averaging 3.02% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At March 31, 2016, the Company held five of the six interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating $213,233. The fair value of such financial instruments as at March 31, 2016 and December 31, 2015 in aggregate amounted to $10,405 (negative) and $7,847 (negative), respectively. The estimated net amount of cash flow hedge losses at March 31, 2016 that is estimated to be reclassified into earnings within the next twelve months is $3,613.

At March 31, 2016 and December 31, 2015, the Company held one interest rate swap that did not meet hedge accounting criteria. As such, the changes in its fair value during the quarters ended March 31, 2016 and 2015 have been included in change in fair value of non-hedging financial instruments in the table above and amounted to a loss of $33 and $64, respectively. This swap expired on April 12, 2016.

At March 31, 2016 and December 31, 2015, the Company held fourteen and twelve call option agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as at March 31, 2016 and December 31, 2015 was $546 (positive) and $154 (positive), respectively. The changes in their fair values during the first quarter of 2016 have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria. In the first quarter of 2016, the Company entered into two call option agreements. The premium paid for the call options was $266 and it equals their fair market value at March 31, 2016.

At March 31, 2015, the Company had five bunker swap agreements. The fair value of these financial instruments as at March 31, 2015 was $6,014 (negative). The changes in their fair values during the first quarter of 2015 amounting to $3,215 (positive) have been included in Change in fair value of non-hedging financial instruments in the table above. At March 31, 2015, the Company held three bunker put option agreements in order to reduce the losses of the bunker swap agreements previously entered into. The value of those put options at March 31, 2015 was $1,764 (positive). The change in their fair value in the first quarter of 2015 was $679 (negative). In the first quarter of 2015, the Company entered into two call option agreements for the same reasons as for the put options. The premium paid for the call option was $314 and it equals their fair market value at March 31, 2015.

7.	Stockholders’ Equity

On December 8, 2015, the Company announced the resumption of the previously authorized by its Board of Directors stock repurchase program for open market purchases for its common and/ or its preferred shares. The Company had available up to $20.0 million from its previously authorized program. The program started on January 11, 2016. As of March 31, 2016, the Company has acquired as treasury stock, 1.19 million shares for a total amount of $6.8 million.

On January 29, 2016, the Company paid dividends of $0.50 per share, $1,000 in total, for its 8.00% Series B Preferred Shares and $0.555469 per share, $1,109 in total, on its 8.875% Series C Preferred Shares. On January 30, 2015, the Company paid dividends of $0.50 per share, $1,000 in total, on its 8.00% Series B Preferred Shares and $0.5547 per share, $1,109 in total, on its 8.875% Series C Preferred Shares.

On February 16, 2016, the Company’s Board of Directors declared a quarterly dividend of $0.08 per share of common stock outstanding to be paid on April 7, 2016 to shareholders of record as of March 30, 2016. On February 19, 2015, the Company paid dividends of $0.06 per share of common stock outstanding, which were declared in November 2014. On March 19, 2015, the Company declared a dividend of $0.06 per share of common stock outstanding, which was paid on May 28, 2015 to shareholders of record as of May 21, 2015.

On February 29, 2016 the Company paid dividends of $0.546875 per share, $1,860 in total, for its Series D Preferred Shares.

8.	Accumulated other comprehensive loss

In the first quarter of 2016 and 2015, accumulated other comprehensive loss increased with unrealized losses of $2,557 and $2,391 respectively, which resulted from changes in the fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended March 31, 2016	Three months ended March 31, 2015
Numerator:
Net income attributable to Tsakos Energy Navigation Limited	25,425	37,281
Preferred share dividends Series B	(1,000)	(1,000)
Preferred share dividends Series C	(1,109)	(1,109)
Preferred share dividends Series D	(1,860)	—

Net income attributable to common stockholders	21,456	35,172

Denominator:
Weighted average common shares outstanding	86,632,949	84,712,295

Basic and diluted earnings per common share	$0.25	$0.42

10.	Commitments and Contingencies

At March 31, 2016 the Company had under construction nine aframax tankers, two LR1 product tankers, one shuttle tanker, two VLCC tankers and one LNG carrier. The total contracted amount remaining to be paid for the fifteen vessels under construction, plus the extra costs agreed as at March 31, 2016 was $724,526. Scheduled remaining payments as at March 31, 2016 were $498,932 in the remainder of 2016 and $225,594 in 2017.

At March 31, 2016, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at March 31, 2016, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
April to December 2016	180,937
2017	264,129
2018	190,127
2019	156,680
2020 to 2029	649,496

Minimum charter payments	1,441,369

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $27,933, as compared to its carrying amount of $28,291. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at March 31, 2016 and December 31, 2015, are as follows:

	Carrying Amount March 31, 2016	Fair Value March 31, 2016	Carrying Amount December 31, 2015	Fair Value December 31, 2015
Financial assets/(liabilities)
Cash and cash equivalents	267,546	267,546	289,676	289,676
Restricted cash	8,051	8,051	15,330	15,330
Investments	1,000	1,000	1,000	1,000
Debt	(1,424,712)	(1,424,354)	(1,400,094)	(1,399,447)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Comprehensive Income/(loss) or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,692	4,666
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	5,715	3,181

	Subtotal	—	—	10,407	7,847

		Asset Derivatives		Liability Derivatives
		March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	1,073	1,040
Bunker call options	Current portion of financial instruments-Fair value	171	28	—	—
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	375	126	—	—

	Subtotal	546	154	1,073	1,040

	Total derivatives	546	154	11,480	8,887

Derivatives designated as Hedging Instruments-Net effect on the Statements of Comprehensive Income/(Loss)

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
		Amount Three months ended March 31,
Derivative		2016	2015
Interest rate swaps		(4,130)	(3,202)

Total		(4,130)	(3,202)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
		Amount Three months ended March 31,
Derivative	Location	2016	2015
Interest rate swaps	Depreciation expense	(38)	(38)
Interest rate swaps	Interest and finance costs, net	(928)	(773)

Total		(966)	(811)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of March 31, 2016 and December 31, 2015 was $13,284 and $10,727 respectively.

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Comprehensive income/(loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income/(Loss)
		Amount Three months ended March 31,
Derivative	Location	2016	2015
Interest rate swaps	Interest and finance costs, net	(33)	(64)
Bunker swaps	Interest and finance costs, net	—	(343)
Bunker put options	Interest and finance costs, net	—	210
Bunker call options	Interest and finance costs, net	127	—

Total		94	(197)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of March 31, 2016 and December 31, 2015 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	March 31, 2016	December 31, 2015
Interest rate swaps	(11,478)	(8,887)
Bunker call options	546	154

	(10,932)	(8,733)

12.	Subsequent Events

(a)	On April 4, 2016, the Company drew down $5,122 for the pre-delivery financing of one of the aframax tankers under construction, under a loan agreed in June 2014.

(b)	On April 6, 2016, the Company paid a dividend of $0.08 per share of common stock outstanding, which was declared on February 16, 2016.

(c)	On April 22, 2016, the Company drew down $6,254 for the pre-delivery financing of one of the aframax tankers under construction, under a loan agreed in August 2014.

(d)	On April 27, 2016, the Company paid a dividend of $0.50 per share for its 8.00% Series B Preferred Shares.

(e)	On April 27, 2016, the Company paid a dividend of $0.555469 per share for its 8.875% Series C Preferred Shares.

(f)	On May 5, 2016, the Company signed a new five-year term bank loan for $77,000 to finance part of the construction cost of the VLCC Ulysses. The drawdown of $77,000 was made on May 12, 2016. The loan is repayable in ten consecutive semi-annual installments of $2,140, commencing six months after the drawdown date, plus a balloon of $55,600 payable together with the last installment. On May 16, 2016, the Company took delivery of the VLCC Ulysses, the first new built VLCC tanker vessel, in a series of two.

(g)	On May 17, 2016, the Company drew down $4,692 for the pre-delivery financing of one of the LR1 tanker under construction, under a loan agreed in April 2015.

(h)	On May 20, 2016, the Company drew down $5,122 for the pre-delivery financing of one of the aframax tankers under construction, under a loan agreed in June 2014.

(i)	On May 25, 2016, the Company drew down $9,800 for the pre-delivery financing of one of the shuttle tankers under construction, under a loan agreed in May 2015.

(j)	On May 31, 2016, the Company’s Board of Directors declared a quarterly dividend of $0.08 per common share outstanding to be paid on August 10, 2016 to shareholders of record as of August 3, 2016.

(k)	On May 31, 2016, the Company agreed with a lender a new loan of $33,104 relating to the refinancing of the vessels Amphitrite, Arion and Andromeda. On June 2, 2016, the Company drew down $12,010 on the above loan relating to the vessel Amphitrite and made a balloon payment of $11,300 on the maturity of the previous loan relating to that vessel.

(l)	From April 1, 2016 up to June 14, 2016, the Company has repurchased 1.3 million common shares for an aggregate of $8.0 million.